December 12, 2008

VIA EDGAR

Ms.  Linda Cvrkel
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:           Hub Group, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 22, 2008
File No. 000-27754
Dear Ms. Cvrkel:

We are writing in response to your letter dated December 1, 2008, setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) on the Hub Group, Inc. Form 10-K for the year ended December 31, 2007.  We have carefully considered the Staff’s comments and our responses are set forth below.  To facilitate the Staff’s review, we have keyed our response to the heading and numbered comment used in the Staff’s comment letter, which we have reproduced in bold text.

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 15
Year Ended December 31, 2007, Compared to Year Ended December 31, 2006, page 15

In future filings, where changes in revenue and expense amounts are related to several factors, each significant factor should be separately quantified and discussed.  For example, each of the factors contributing to the change in general and administrative expenses listed on page 17 should be quantified and discussed, specifically, the changes in each of the rental, telephone, bad debt and equipment lease expenses.

In future filings, where changes in revenue and expense amounts are related to several factors, each significant factor will be separately quantified and discussed.  For example, we intend to expand the explanation for general and administrative expenses in our Form 10-K for the year ended December 31, 2008.

2.	Critical Accounting Policies, page 21

We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 1.  In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion in future filings to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:
•	How the Company arrived at the estimate;
•	How accurate the estimate/assumption has been in the past;
•	Whether the estimate/assumption is reasonably likely to change in the future; and
•	Evaluate the sensitivity to change of your critical accounting policies.

We will revise our discussion in future filings to identify risks involved with the critical accounting policies, analyzing to the extent possible factors such as how we arrived at  the estimate and how accurate the estimate/assumption has been in the past.  Additionally, we will discuss whether the estimate/assumption is reasonably likely to change in the future and we will evaluate the sensitivity to change of our critical accounting policies.  We intend to revise our Allowance for Uncollectible Trade Accounts Receivable and Goodwill disclosure in future filings as follows:

Allowance for Uncollectible Trade Accounts Receivable

In the normal course of business, we extend credit to customers after a review of each customer’s credit history.  An allowance for uncollectible trade accounts has been established through an analysis of the accounts receivable aging, an assessment of collectibility based on historical trends and an evaluation based on current economic conditions.  To be more specific, based on an annual hindsight analysis to determine our experience, we reserve a portion of every receivable balance that has aged over one year and for customers in bankruptcy.  In addition, we reserve for a portion of account balances specifically identified by management as uncollectible based on consideration of the aging of the customer’s receivables, the customer’s current and projected financial results, the customer’s ability to meet and sustain their financial commitments, the positive or negative effects of the current and projected industry outlook and the general economic conditions.  The Company’s level of reserves for trade accounts receivable fluctuates depending upon the factors mentioned above.  However, we do not expect the allowance for trade uncollectible accounts receivable to change significantly relative to our accounts receivable balance.  Historically, our reserve for uncollectible accounts has approximated actual accounts written off.   The allowance for uncollectible trade accounts receivable is reported on the balance sheet in net accounts receivable.  Recoveries of receivables previously charged off are recorded as reduction of bad debt expense when received.

Valuation of Goodwill and Other Indefinite-Lived Intangibles

We review goodwill and other indefinite-lived intangibles for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying amount of goodwill or other indefinite-lived intangibles may not be recoverable.  An indefinite lived intangible asset is impaired if its fair value is less than its carrying value.  Goodwill impairment is indicated if the fair value of the reporting unit is less than its carrying value. We utilize a third party independent valuation firm to assist in performing the necessary valuations to be used in the impairment testing.  These valuations are based on a market comparable approach, a discounted cash flow approach or a combination of both approaches.  The assumptions used in the valuations include expectations regarding future operating performance (which are consistent with our internal projections and operating plans), discount rates, control premiums and other factors which are subjective in nature.  At December 31, 2007, reasonable variations in these assumptions do not have a significant impact on the results of the goodwill impairment test.  Actual cash flows from operations could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions.

3.	Notes to Consolidated Financial Statements
Note 14.  Acquisition, page 41

We note from the disclosures included in Note 14 that the terms of the Asset Purchase Agreement for Comtrak, included an earn–out mechanism for 2006 and 2007, which has been achieved for $10 million in total and is based on Comtrak’s 2006 and 2007 EBITDA as defined in the Asset Purchase Agreement.  We also note that the additional consideration of $5.0 million for both 2006 and 2007 has been added to the purchase price and applied to goodwill.  We further note that the $5.0 million for 2006 has been paid and the $5.0 million for 2007 is due to the seller, the current President of Comtrak, and is included in the related party payable on the Company’s December 31, 2007 balance sheet.

Please tell us and clarify in the notes to your financial statements in future filings why you believe it is appropriate to account for the payments made or to be made to the seller and current President of Comtrak pursuant to the earn-out provisions of the purchase agreement as additional purchase price rather than as compensation expense.  In this regard, please explain how the various factors outlined in EITF 95-8 were considered in determining that the earn out payments should be accounted for as additional purchase price.  We may have further comment upon receipt of your response.

First, we want to clarify that there were two earn out payments for $5.0 million each, totaling $10 million.  The second $5.0 million payment was made in the first quarter of 2008.  This is the payment accrued at December 31, 2007.  The purchase agreement does not provide for any additional earn out payments.

When we reviewed EITF 95-8, we took into consideration the following factors which led us to conclude the payments are additional purchase price:

1) In EITF 95-8, under Factors involving terms of continuing employment, number 1, the EITF states “A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for post combination services.  Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional purchase price rather than compensation.”   In our arrangement with Mike Bruns, the President of Comtrak, the contingent payments for the earn-out are not affected by employment termination which indicates the payments are additional purchase price;

2) In EIF 95-8, under Factors involving terms of continuing employment, number 3, level of compensation, the EITF states “Situations in which employee compensation other than contingent payments is at a reasonable level in comparison to that of other key employees in the combined enterprise may indicate that the contingent payments are additional purchase price rather than compensation.”  The employment agreement with the President of Comtrak is for 3 years with an annual salary of $400,000 per year and the agreement automatically renews.  The salary for the President of Comtrak is at a reasonable level as compared to our other key employees.  In addition to his salary, the President of Comtrak was awarded restricted stock each year as a part of our long term incentive plan similar to other key employees.  The President of Comtrak’s total compensation package relative to other key employees indicates that the contingent payments are additional purchase price; and

 3) In EITF 95-8, under Factors involving reasons for contingent payment provisions it states “Understanding the reasons why the acquisition agreement includes a provision for contingent payments may be helpful in assessing the substance of the arrangement.”  The contingent earn-out was determined at the time of acquisition based on the valuation of Comtrak.  In other words, the purchase price was based on a multiple of earnings before depreciation, interest and taxes and we wanted to make sure that the performance of the business was consistent with forecasts.   The multiple including the $10 million payment was approximately 4 (high end of our range) and the multiple without the $10 million payment was 3 (low end of our range).  The substance of the arrangement would indicate the continent payments are additional purchase price.

The other criteria of EITF 95-8 not mentioned above were also reviewed and noted to not be indicative that the additional payments were compensation.  Also, there were no other relevant criteria noted that would indicate the terms of the earn-out would be considered compensation expense.  We plan to mention point number 1 and point number 3 above in our notes to the financial statements in future filings.

4.	Notes to Consolidated Financial Statements
Note 14.  Acquisition, page 41

In future filings, please revise to state the primary reasons for the acquisition and include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.  Refer to the disclosure requirements outlined in paragraph 51b of SFAS 141.

We intend to add the following information to our future filings related to the Comtrak acquisition.

We paid a premium (i.e. goodwill) over the fair value of the net tangible and identified intangible assets acquired for a number of strategic fit reasons including the following:

•	Our Company will benefit from Comtrak’s diverse service offerings
•	We will be able to perform more of our own drayage which our customers value
•	We will be less vulnerable to the capacity volatility in the marketplace
•	Comtrak has best in class operations and we will adopt their best practices at our existing drayage operations

*****
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (630) 271-3676 if you have any questions or require additional information.

Sincerely

Terri A. Pizzuto
Chief Financial Officer

CC:  David C. Zeilstra
General Counsel